

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Marc Lasky
Chief Executive Officer
Fernhill Corp
3773 Howard Hughes Pkwy
Suite 500s
Las Vegas, NV 89169

> **Re: Fernhill Corp**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 5, 2021**
> **File No. 024-11630**

Dear Mr. Lasky:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. We note your response to comment 2 and reissue our comment. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure still indicates that you intend to acquire, build and develop businesses and the use of proceeds continues to reflect a significant amount of the proceeds are allocated to acquisitions. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeff Turner, Esq.